Exhibit 99.(1)

The Thai Capital Fund, Inc.

The Singapore Fund, Inc.

The Japan Equity Fund, Inc.

(individually, a “Fund” and collectively, the “Funds”)

NOMINATING AND COMPENSATION COMMITTEE CHARTER

Nominating and Compensation Committee Membership

The Nominating and Compensation Committee of each Fund (the “Committee”) shall be composed entirely of independent directors.

Board Nominations and Functions

1.                                      The Committee shall make nominations to fill vacancies for non-interested director membership on the Board of Directors of each Fund, however those vacancies may arise.  The Committee shall evaluate candidates’ qualifications for Board membership and their independence from the Funds’ manager and other principal service providers.  Persons selected must be non-interested within the meaning of the Investment Company Act if 1940, as amended (the “1940 Act”), and in such other respects as the Committee may determine from time to time.  No independent director may be elected by the Board or nominated by the Board for election by the stockholders unless nominated by the Committee.

2.                                      The Committee shall periodically review director compensation and shall recommend any appropriate changes in compensation to the independent directors as a group.

Other Powers and Responsibilities

1.                                      The Committee shall have the resources and authority appropriate to discharge its responsibilities, including authority to retain special counsel and other experts or consultants at the expense of the appropriate Fund(s).

2.                                      It is understood that the Committee may consult with Fund management in selecting and evaluating nominees for election as independent directors and recommending changes in compensation for independent directors.

3.                                      The Committee shall review this Charter at least annually and recommend any changes to the full Board of Directors of each Fund.

Diversity Policy

1.                                      While diversity and variety of experiences and viewpoints represented on the Board should always be considered, a nominee for Director shall not be chosen nor excluded solely or largely because of race, color, gender, national origin or sexual orientation or identity.

2.                                      In selecting a nominee for Director, the Committee shall focus on skills, expertise or background that would complement the existing Board, recognizing that the Funds’ business and operations are diverse and global in nature.